
ZURICH
FINANCIAL SERVICES




02002643

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089

Our reference

Date January 15, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich launches CHF 600 million SMIC MILES" dated January 15, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

per I. Haberling

Irene Klauer

Enclosure

News Release

File No. 82-5089


ZURICH
FINANCIAL SERVICES

Zurich launches CHF 600 million SMIC MILES

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, January 15, 2002 - Zurich Financial Services (Zurich) is launching today approximately CHF 600 million of Market Index-Linked Exchangeable Securities ("MILES"). The MILES, exchangeable into new Zurich shares, will expire in 3 years and are linked to the SMI® total return index (SMIC index).

The structure of the MILES allows investors to fully participate in the performance of the SMI® total return index (SMIC index) over the next 3 years. In addition, investors receive an annual out-performance premium in cash of 1% of the SMIC index level fixed at issue. With respect to the MILES the rights of shareholders for advance subscription are withdrawn.

The instrument is exchangeable at any time until maturity into Zurich shares. The number of shares delivered will depend on the performance of the Zurich shares relative to the SMIC index. A higher relative performance will result in a lower number of Zurich shares delivered. The shares to be issued will originate from contingent share capital of a maximum of 3 million shares. If Zurich neither outperforms nor underperforms the SMIC index, a total of approx. 1.5 million shares will be delivered. This transaction allows Zurich to raise equity at attractive conditions, as the number of Zurich shares is determined upon the exchange date only, and a strong performance over the next 3 years will therefore minimize dilution.

"The MILES exchangeable into our own stock is an attractive instrument for index-oriented institutional investors and is an innovative tool for the management of Zurich's capital base. The MILES strengthens our balance


ZURICH
FINANCIAL SERVICES

sheet by increasing our equity, provides liquidity and reflects our confidence in the future performance of the Zurich share price", said Günther Gose, Chief Financial Officer of Zurich.

Bookbuilding starts on Tuesday January 15, 2002 and lasts until Monday January 21, 2002 at the latest. Application for listing of the MILES at the SWX Swiss Exchange will be made. Preliminary trading of the MILES is expected on January 25, 2002. UBS Warburg is acting as lead manager and sole bookrunner of this MILES transaction.

Summary Terms and Conditions

Status	Derivative Instrument
Size	approx. CHF 600 million
Expiry	3 years
Exchangeable into	Fully fungible Zurich shares out of contingent share capital for a maximum of 3 million Zurich shares
Annual cash premium	1% of nominal amount at issue (index level at issue) paid annually
Index	SMI® Total Return Index (SMIC index)
Investor exchange	At any time without additional share allocation
Issuer Call	At any time after 6 months until 25 trading days prior to maturity, in whole or in two parts, allocating additional 3% Zurich shares to investors
	Mandatory exchange at maturity, if previously un-exchanged, allocating additional 3% Zurich shares to investors


ZURICH
FINANCIAL SERVICES

The **Zurich Financial Services Group** (www.zurich.com) is a global leader in integrated financial services, providing its customers solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on the key markets of North America, UK, Switzerland and Europe, as well as selected other markets where it has or can reach a competitive position. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com

UBS Warburg, Equity Capital Markets Zurich
Phone +41 (0)1 239 24 00